CLANCY SYSTEMS INTERNATIONAL, INC.

2250 S. Oneida #308, Denver, Colorado 80224

February 18, 2020

Division of Corporation Finance

Office of Technology

Attn: Kathleen Collins

  Eiko Yaoita Pyles

Re:	Clancy Systems International, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2019 Filed December 16, 2019 File No. 033-04882-D

Clancy Systems International, Inc. should not have filed any reports with the Securities and Exchange Commission for any period since their filing of Form 15-15D in 2009.

Our intension was to file with the OTC Markets zero dollar financial statements showing the company has no activity for the past two years. None of these filings should have been made with the SEC and on top of that, none of the data reported is correct as all assets had been distributed in 2012 with no activity since.

Correction from last letter

As of September 30, 2019, we have 190 shareholders of record, Total Assets of $0, Liabilities of $0, Common Stock = $33,242, Additional paid-in capital of $1,210,795 and retained earnings of $(1,244,037) for Total Liabilities and Stockholders’ Equity = $0.

All assets and liabilities were distributed to the then owner during 2012. Inventory was left on the books which we are writing off over the 2017 through 2019 amended 10K filings.

The Company intended to file the “Basic Disclosure Statements” required by the OTC Markets, to meet the OTC Markets Requirements ONLY. However, inadvertently these Forms were filed by mistake due to a miscommunication by and between the Service Provider that the Company uses for EDGARIZING and OTC filings and the Company's Management.

Management intends to refile amended reports for the fiscal years ended September 30, 2019, 2018 and 2017 and the quarterly reports in between fiscal year ended 2018 and 2019 solely to correct the erroneous public filings. Even though they were not intended for the SEC, since they were uploaded, we will make every effort to correct the inaccuracies. These amended filings will be made this week.

Management intends to file with OTC Markets as a non-reporting or un-audited Company, meeting the requirements only of the OTC Markets as well.

The Company is currently financially unable to meet the requirement of the Securities and Exchange Commission and is unable to bring these aforementioned filings compliant. Since we are a voluntary filer, we have no intention at this time of making any additional filings with Securities and Exchange Commission.

Clancy Systems International Inc., would like to apologize as all of these filings were inadvertently filed by mistake.

Sincerely,

/s/ Tony Nick

Tony Nick, CEO

February 18, 2020